UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

16 September 2025

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Notice of Meeting 2025 Bringing people and resources together to build a better world

2 **BHP** Notice of Meeting 2025

Invitation from the Chair

16 September 2025

Dear Shareholders,

I am pleased to invite you to the 2025 Annual General Meeting (**AGM**) of BHP Group Limited (**BHP**). The AGM will be held on Thursday 23 October 2025 at 10:00am (Melbourne time).

For those shareholders not able to join us in person, we invite you to participate in the meeting by submitting questions and your proxy vote in advance of the meeting. You may also watch the webcast live online at bhp.com/agm. Details can be found in this Notice of Meeting.

It is an honour and a privilege to be your new Chair. Your Board and I are excited about the future of this great company. I want to acknowledge the contribution of my predecessor, Ken MacKenzie, who led the Board as Chair for seven years and retired on 31 March 2025. I thank Ken for his outstanding service to the Board and BHP during his tenure. Ken leaves a lasting legacy at BHP.

Rewarding shareholders and building for the future

The company performed strongly in FY2025, generating significant cash flow. Healthy cash returns are important for shareholders, including the hundreds of thousands of retail shareholders who rely on BHP to support their income and retirement.

Over the past five years, BHP has delivered more than US$50 billion in cash dividends to our shareholders. For FY2025, your Board determined dividends totalling 110 US cents a share. This represents a total distribution to shareholders of US$5.6 billion, or 55 per cent of the underlying attributable profit for FY2025.



"As we have for the past 140 years, we continued to position BHP's portfolio to align to the global trends shaping our future."

BHP Group Limited ABN 49 004 028 077 is registered in Australia.

Registered office: 171 Collins Street, Melbourne, Victoria, 3000, Australia.

Invitation from the Chair Notice of Annual General Meeting Explanatory Notes Participating and Voting 3 Our performance allows us to plan for and invest in value adding growth projects. BHP has a strong growth pipeline of organic and greenfield projects in copper, iron ore and potash. Our growth strategy generates greater exposure to commodities that the world needs to reduce greenhouse gas emissions and, as the population grows, to urbanise and seek higher living standards. As we have for the past 140 years, we continued to position BHP’s portfolio to align to the global trends shaping our future. We have reshaped BHP’s portfolio to increase our exposure to future-facing commodities and higher-quality steelmaking materials. Your company is well placed to meet the challenges of our rapidly changing world. Board recommendation The Board considers that all resolutions (Items 2 to 11) are in the best interests of BHP shareholders and recommends you vote in favour of those Items. Thank you for your continued support of BHP. I encourage you to join us at the AGM and look forward to meeting with many of our shareholders in person on the day. Yours sincerely Ross McEwan Chair BHP’s Annual Reporting Suite 2025

4 BHP Notice of Meeting 2025

Our performance highlights

Resilience and growth



Record copper production

Highest production in 17 years at Escondida, a record at Spence and record quarterly production in Q4 at Copper South Australia.

Record iron ore production

Third-consecutive year of record production at WAIO, as we again demonstrated supply chain excellence from pit to port.

Steelmaking coal production lift[1]

Queensland steelmaking coal volumes rose 5% with improved truck productivity offsetting heavy wet weather and geotechnical challenges.

First potash estimated mid-CY2027

Jansen Stage 1 is 68% complete. Jansen is a world-class asset and is expected to have operating costs at the low end of the cost curve when fully ramped up.

Dividend per share

110USc

FY2024: 146USc

Profit from operations

US$19.5bn

FY2024: US$17.5bn

Underlying earnings per share[2]

200.2USc

FY2024: 269.5USc

Total payments to governments

US$10.4bn

FY2024: US$11.2bn

Invitation from the Chair Notice of Annual General Meeting Explanatory Notes Participating and Voting 5



Total economic contribution[6]

US$46.8bn

We contributed US$40.5bn to suppliers, contractors, employees, governments and voluntary investment in social projects across the communities where we operate during the year. This was 87% of our total economic contribution.

High potential injury frequency[3]

↘18%

From FY2024

Fatalities

0

FY2024:1

Operational greenhouse gas emissions (Scopes 1 and 2 from our operated assets)[4]

↘5%

on FY2024

and we remain on track to achieve our medium-term target by FY2030

Achieving gender balance[5]

41.3%

Female employee representation at 30 June 2025

We achieved our aspirational goal of gender balance by CY2025, having started this journey at 17.6% female employee representation in CY2016

Indigenous partnerships[7]

US$853m

up 40% on FY2024

Record Indigenous procurement spend

1. Excluding the contribution of the Blackwater and Daunia mines, divested by BMA on 2 April 2024.
2. For more information on Non-IFRS Financial Information refer to **OFR 13** in the **BHP Annual Report 2025**, released 19 August 2025.
3. Combined employee and contractor frequency per 1 million hours worked. Excludes OZ Minerals Brazil assets.
4. For more information on the calculation of this metric and on our GHG emissions targets and goals refer to **OFR 9.8** in the **BHP Annual Report 2025**, released 19 August 2025.
5. For more information on this metric and how we define gender balance refer to **OFR 9.5** in the **BHP Annual Report 2025**, released 19 August 2025.
6. For more information on our total economic contribution, refer to the **BHP Economic Contribution Report 2025**.
7. For more information on this metric refer to **OFR 9.12** in the **BHP Annual Report 2025**, released 19 August 2025.

6 BHP Notice of Meeting 2025 Notice of Annual General Meeting Notice is given that the 2025 Annual General Meeting (AGM) of BHP Group Limited (BHP) will be held at The Ritz-Carlton, 650 Lonsdale Street, Melbourne, Victoria on Thursday 23 October 2025, starting at 10:00am (Melbourne time). If it is necessary or appropriate for BHP to make changes to the AGM arrangements or to give further updates, information will be provided on BHP’s website and lodged with the relevant stock exchanges. The Explanatory Notes and information about participating and voting form part of this Notice of Meeting and provide important information regarding the Items of business to be considered at the AGM. Item 1 Item 6 Item 11 Financial Statements To re-elect Ross McEwan as a Approval of equity and reports Director of BHP Group Limited. grants to the Chief To consider the Financial Executive Officer Statements for BHP Group Limited Item 7 To approve the grant of awards and reports of the Directors and To re-elect Christine O’Reilly as to the Chief Executive Officer, the Auditor for the year ended a Director of BHP Group Limited. Mike Henry, under the Group’s 30 June 2025. Cash and Deferred Plan and Item 8 Long Term Incentive Plan as Items 2 to 9 set out in the Explanatory Notes To re-elect Catherine Tanna as to this Notice of Meeting. Re-election of a Director of BHP Group Limited. A voting exclusion applies Non-executive Directors to this resolution. Item 9 Item 2 To re-elect Dion Weisler as a To re-elect Xiaoqun Clever-Steg as Director of BHP Group Limited. a Director of BHP Group Limited. Item 3 Item 10 Adoption of the To re-elect Gary Goldberg as a Director of BHP Group Limited. Remuneration Report To adopt the Remuneration Item 4 Report for BHP Group Limited for the year ended 30 June 2025. To re-elect Michelle Hinchliffe as This is a non-binding advisory a Director of BHP Group Limited. vote. A voting exclusion applies to this resolution. Item 5 To re-elect Don Lindsay as a Director of BHP Group Limited.

Invitation from the Chair Notice of Annual General Meeting **Explanatory Notes** Participating and Voting 7

Explanatory Notes

Item 1

Financial Statements and reports

The Corporations Act requires BHP to lay before the AGM its financial report, Directors' Report and Auditor's Report for the financial year ended 30 June 2025.

This Item does not require a vote, but shareholders as a whole will be given a reasonable opportunity to ask questions or make comments about the management of BHP.

Ernst & Young (**EY**), BHP's Auditor, will also be present at the meeting. Shareholders as a whole will be given a reasonable opportunity to ask EY questions about the conduct of the audit, the preparation and content of the Auditor's Report, the accounting policies adopted by BHP in relation to the preparation of the Financial Statements, and the independence of the Auditor in relation to the conduct of the audit.

The reports are contained in BHP's Annual Report 2025, available on BHP's website at bhp.com/investors/annual-reporting

Items 2 to 9

Re-election of Non-executive Directors

Under BHP's Constitution, at least one-third of Directors must retire (and may seek re-election) at each AGM. However, the Board has adopted a policy under which all Non-executive Directors must seek re-election annually. Accordingly, all Non-executive Directors are retiring and submit themselves for re-election.

The Board annually reviews the performance of each Director seeking re-election at the AGM. The Nomination and Governance Committee has also reviewed the composition of the Board. Based on these reviews and for the reasons outlined on the following pages, the Board considers all Directors seeking re-election demonstrate commitment to their role. The contribution of each Director is and continues to be important to BHP's long-term sustainable success. The Board as a whole has an appropriate mix of skills, backgrounds, knowledge, experience and diversity to operate effectively.

All Non-executive Directors have been determined by the Board to be independent, on the basis that they are free of any interest, position or relationship that might influence or reasonably be perceived to influence in a material respect their capacity to bring an independent judgement to bear on issues before the Board and to act in the best interests of BHP as a whole rather than in the interests of an individual security holder or other party. The Corporate Governance Statement 2025, available on BHP's website at bhp.com/investors/annual-reporting, contains more information on the independence of Directors.

The Board supports the election of each candidate and with the relevant Director seeking re-election abstaining, recommends shareholders vote in favour of Items 2 to 9 for the reasons set out on the following pages.

Item 2



Xiaoqun Clever-Steg

Diploma in Computer Science and International Marketing, MBA

Independent Non-executive Director

Appointment

Independent Non-executive Director since October 2020

Skills and experience

Xiaoqun Clever-Steg has over 20 years' experience in technology with a focus on software engineering, data and AI, cybersecurity and digitalisation.

Xiaoqun was formerly Chief Technology Officer of Ringier AG and ProSiebenSat.1 Media SE, Chief Operating Officer of Technology and Innovation at SAP and President of SAP Labs China.

Xiaoqun brings significant expertise in the development, selection and implementation of business transforming technology, innovation and assessment of opportunities and risks in digital disruption. She has knowledge and relationships across the technology and innovation start-up sector across Europe, Asia and North America and brings depth to the Board's review of managing cybersecurity risks as well as assessment of opportunities to invest in proven and emerging technologies in the discovery of new mineral deposits, safer and more cost-effective processing, and technologies to reduce greenhouse emissions and support the energy transition.

Current appointments

Xiaoqun is a Non-executive Director of Amadeus IT Group SA (since June 2020), Non-executive Director of Straumann Group (since April 2024) and on the Supervisory Board of Infineon Technologies AG (since February 2020).

Committee membership

Risk and Audit Committee

8 BHP Notice of Meeting 2025 Explanatory Notes continued Item 3 Item 4 Gary Goldberg Michelle Hinchliffe Bachelor of Science (Mining Engineering), MBA Bachelor of Commerce, FCA, ACA Independent Non-executive Director and Independent Non-executive Director Senior Independent Director Appointment Appointment Independent Non-executive Director since March 2022 Independent Non-executive Director since February 2020 Skills and experience Senior Independent Director since December 2020 Michelle Hinchliffe has over 20 years’ experience as a partner in KPMG’s financial services division. Skills and experience Michelle was formerly a partner of KPMG and Gary Goldberg has over 40 years’ global executive held a number of roles, including as the UK Chair experience, including deep experience in mining, of Audit, a member of the KPMG UK Executive strategy, risk, commodity value chain, capital Committee, and led KPMG’s financial services allocation discipline and public policy. practice in Australia and was a member of the Gary was the Chief Executive Officer of Newmont KPMG Australia Board. Corporation (from 2013 to 2019) and prior to that, Michelle has expertise and experience in President and Chief Executive Officer of Rio Tinto understanding the complexities of multi-national Minerals. Gary has also been a Non-executive firms operating in multiple reporting and regulatory Director of Port Waratah Coal Services Limited and frameworks across Europe, the Americas, Asia and Rio Tinto Zimbabwe, and served as Vice Chair of the Africa. Her financial expertise and audit experience World Gold Council, Treasurer of the International across a range of industries and businesses, Council on Mining and Metals, Co-Chair of the including in Australia, bring insights to the Board on World Economic Forum Mining and Metals Industry BHP’s assessment of risk, returns and its long-term community, and Chair of the National Mining capital plan to create financial strength and support Association in the United States. BHP’s future growth. Gary is recognised for his leadership in bringing the mining industry together to raise standards in safety Current appointments and environmental performance in conjunction Michelle is a Non-executive Director of Santander with community and government partnerships in UK plc and Santander UK Group Holdings Plc America and around the world. He has management (since June 2023) and Macquarie Group Limited experience in implementing strategies focused and Macquarie Bank Limited (since March 2022). on safety, decarbonisation and transformational investment for commodities with long-dated cycles, Committee membership along with his contribution to policy development in Risk and Audit Committee (Chair) environmental management globally. Nomination and Governance Committee Current appointments Gary is a Director of Imperial Oil Limited (since May 2023). Committee membership Sustainability Committee Nomination and Governance Committee

Invitation from the Chair Notice of Annual General Meeting Explanatory Notes Participating and Voting 9 Item 5 Item 6 Don Lindsay Ross McEwan Bachelor of Science (Hons), MBA Bachelor of Business Independent Non-executive Director Chair and Independent Non-executive Director Appointment Appointment Independent Non-executive Director since May 2024 Independent Non-executive Director since April 2024 Chair since 31 March 2025 Skills and experience Don Lindsay has more than 40 years’ global Skills and experience experience, including in mining and resource Ross McEwan has over 30 years’ global executive development, financial markets, transformational experience, including in the financial services leadership, growth and value creation. industry, with deep expertise in capital allocation, Don was the President and Chief Executive Officer risk management and value creation in complex of Teck Resources Limited (from 2005 to 2022) and regulatory environments. prior to that, worked for almost 20 years with CIBC Ross was Chief Executive Officer of National World Markets Inc., where he served as President, Australia Bank (from 2019 to April 2024) and Head of Investment and Corporate Banking and Group Chief Executive Officer of the Royal Bank of Head of the Asia Pacific Region. Don also served Scotland (from 2013 to 2019). Prior to that, he held as Chair of the Board of Governors for Mining and executive roles at Commonwealth Bank of Australia, Metals for the World Economic Forum, Chair of First NZ Capital Securities and National Mutual the Business Council of Canada and Chair of the Life Association of Australasia/AXA New Zealand. International Council on Mining and Metals and Ross has also been Lead Independent Director of Chair of the Invictus Games Vancouver-Whistler Reece Limited (from October 2024 to June 2025) 2025 (from November 2022 to July 2025). and a Non-executive Director of QinetiQ Group Plc Don brings extensive experience in global (from March 2024 to July 2025). resource development, as well as sustainability, Ross brings a strong focus on people and culture, community health, safety and global education and technology and innovation and has extensive business forums. His technical and management experience in value creation, capital allocation and experience across a range of commodities and delivering operational excellence. He has worked mining jurisdictions brings a unique understanding closely with a wide range of stakeholders, including of prospective resources, cost of development and customers, governments and regulators and brings operations and the assessment of opportunities to a global perspective on critical strategic issues. strengthen the portfolio of world-class assets. He has a deep understanding of organisational transformation and technology as a driver of change. Current appointments Don is Chair of the Board of Manulife Financial Current appointments Corporation (since February 2023). Ross is currently a Non-executive Director of Ruminant Biotech Corp Limited (since June 2021). Committee membership Risk and Audit Committee Committee membership Sustainability Committee Nomination and Governance Committee (Chair)

10 BHP Notice of Meeting 2025

Explanatory Notes continued

Item 7



Christine O'Reilly

Bachelor of Business

Independent Non-executive Director

Appointment

Independent Non-executive Director since October 2020

Skills and experience

Christine O'Reilly has over 30 years' experience in the financial and infrastructure sectors, with deep financial and public policy expertise and experience in large-scale capital projects and transformational strategy.

Christine was the Chief Executive Officer of the GasNet Australia Group and Co-Head of Unlisted Infrastructure Investments at Colonial First State Global Asset Management, following an early career in investment banking and audit at Price Waterhouse. Christine has also served as a Non-executive Director of Stockland Limited (from August 2018 to October 2024), Medibank Private Limited (from March 2014 to November 2021), Transurban Group (from April 2012 to October 2020), CSL Limited (from February 2011 to October 2020) and Energy Australia Holdings Limited (from September 2012 to August 2018).

Christine has a deep understanding of financial drivers of the businesses and experience in capital allocation discipline across sectors that have long-dated paybacks for shareholders and stakeholders. Her insights into cost efficiency and cash flow as well as the impact of policy on innovation, investment and project development are key inputs for the Board.

Current appointments

Christine is currently Chair of Australia Pacific Airports Corporation (since October 2024), a Non-executive Director of Australia and New Zealand Banking Group (since November 2021) and a Non-executive Director (since November 2023) and Deputy Chair of Infrastructure Victoria (since March 2024).

Committee membership

People and Remuneration Committee (Chair)

Nomination and Governance Committee

Risk and Audit Committee

Item 8



Catherine Tanna

Bachelor of Laws, Honorary Doctor of Business

Independent Non-executive Director

Appointment

Independent Non-executive Director since April 2022

Skills and experience

Catherine Tanna has more than 30 years' experience in the resources, oil and gas, power generation and retailing sectors.

Catherine was formerly Managing Director of Energy Australia between 2014 and 2021. Prior to this, she held senior executive roles with Shell and BG Group with responsibility for international operations across Africa, North Asia, Russia, North America, Latin America and Australia. Catherine was also a member of the Board of the Reserve Bank of Australia (from 2011 to 2021), the Advisory Board of Fujitsu Australia (from February 2022 to April 2025) and a Director of the Business Council of Australia (from 2016 to 2021).

Catherine has a track record in leading cultural change and sponsoring gender equity, diversity and inclusion across business and more broadly. She brings an understanding of and contribution to complex regulatory and policy environments. Catherine's experience in seeking to align customer and community expectations, particularly Indigenous communities, with those of the enterprise and regulators provides unique insight and input to the Board.

Current appointments

Catherine is a Non-executive Director at Bechtel Corporation (since May 2023), Chair of Bechtel Australia (since December 2023) and Senior Advisor at McKinsey & Company Inc (since April 2022).

Committee membership

Sustainability Committee (Chair)

People and Remuneration Committee

Nomination and Governance Committee

Invitation from the Chair Notice of Annual General Meeting Explanatory Notes Participating and Voting 11 Item 9 Item 10 Adoption of the Remuneration Report The Remuneration Report is on pages 104 to 116 of BHP’s Annual Report 2025. It includes information about our remuneration framework Dion Weisler and remuneration arrangements for our Key Bachelor of Applied Science (Computing), Management Personnel (KMP) during FY2025. The vote on this Item is advisory only and Honorary Doctor of Laws Independent Non-executive Director does not bind the Directors or BHP. The Board will consider the outcome of the vote when reviewing BHP’s remuneration framework. Appointment Shareholders as a whole will have a reasonable Independent Non-executive Director since June 2020 opportunity to ask questions about or make Skills and experience comments on the Remuneration Report. Dion Weisler has extensive global executive Voting exclusion statement experience, including transformation and BHP will disregard any votes cast on Item 10: commercial experience in the global information technology sector, with a focus on capital discipline – by or on behalf of a member of BHP’s KMP who and stakeholder engagement. are named in BHP’s Remuneration Report for the year ended 30 June 2025 or their closely related Dion was formerly a Director and the President and parties, regardless of the capacity in which the Chief Executive Officer of HP Inc. (from 2015 to 2019) vote is cast; or and continued as a Director and Senior Executive Adviser (until May 2020). He previously held senior – as a proxy by a person who is a member of BHP’s executive roles at Lenovo Group Limited, was General KMP at the date of the AGM or their closely Manager Conferencing and Collaboration at Telstra related parties, Corporation and held various positions at Acer Inc., unless the vote is cast as proxy for a person entitled including as Managing Director, Acer UK. to vote on Item 10: Dion brings experience in transforming megatrends – in accordance with a direction in the proxy form; or into opportunities and growth and valuable insight – by the Chair of the AGM pursuant to an express on the power of innovation, technology and data. authorisation in the proxy form to exercise the His experience also demonstrates insights into proxy even though Item 10 is connected with the strategy development in the global energy transition, remuneration of BHP’s KMP. where safety, decarbonisation and stakeholder management are critical. The Board recommends shareholders vote in favour of this Item. Current appointments Dion is a Non-executive Director of Intel Corporation (since June 2020), Qantas Airways Limited (since March 2025) and Thermo Fisher Scientific Inc. (since March 2017). Committee membership Sustainability Committee People and Remuneration Committee

12 **BHP** Notice of Meeting 2025

Explanatory Notes continued

Item 11

Approval of equity grants to the Chief Executive Officer

BHP is seeking shareholder approval to grant Mike Henry, the Chief Executive Officer and an Executive Director of BHP, securities under BHP's Equity and Cash Incentive Plan rules (**BHP's Incentive Plan Rules**). The equity grants are under two plans – BHP's Cash and Deferred Plan (**CDP**) and Long Term Incentive Plan (**LTIP**).

If Item 11 is approved by shareholders, grants will be made under BHP's Incentive Plan Rules on the terms set out below. Each CDP Deferred Right and LTIP Performance Right granted under these plan rules is a conditional right to one fully paid ordinary share in BHP, subject to meeting the applicable service and/or performance conditions.

These conditional rights have been proposed as they create share price alignment between Mike and ordinary shareholders but do not provide him with the full benefits of share ownership (such as dividends and voting rights) unless and until the rights vest.

Under Australian Securities Exchange (**ASX**) Listing Rule 10.14, shareholder approval is required for an issue of BHP securities to Directors. Approval would not be required where the terms of the grant require that the underlying shares are purchased on-market. The Board is seeking shareholder approval in the interests of transparency and good governance, and to preserve flexibility for BHP to issue shares or purchase shares on-market at the relevant time.

Summary of awards

*Cash and Deferred Plan (**CDP**)*

It is proposed that 63,669 FY2025 CDP Deferred Rights (2 Year) and 63,669 FY2025 CDP Deferred Rights (5 Year) (**CDP Deferred Rights**) are granted with a face value of US$3.31 million.

The performance period for the FY2025 CDP Deferred Rights is 1 July 2024 to 30 June 2025. Towards the end of the annual performance period, the Board conducts an assessment of Mike's performance against the CDP scorecard to determine the value of Mike's total FY2025 CDP award. One-third of the CDP award is paid in cash in September after the end of the performance period, one-third is granted as CDP Deferred Rights (2 Year) and one-third is granted as CDP Deferred Rights (5 Year). Vesting of the CDP Deferred Rights are subject to Mike's continued employment with BHP until the vesting date.

*Long Term Incentive Plan (**LTIP**)*

It is proposed that 151,581 2025 LTIP Performance Rights are granted with a face value equal to 200 per cent of Mike's annual base salary at the date of grant (i.e. US$1.970 million x 200% = US$3.940 million).

For the 2025 LTIP, the performance period is 1 July 2025 to 30 June 2030, with vesting shortly after. Vesting of Mike's LTIP Performance Rights is conditional on BHP's five-year relative total shareholder return (**TSR**) compared to the following benchmarks:

- 67% will vest subject to BHP's TSR relative to the MSCI World Metals and Mining index TSR (**Sector TSR**)
- 33% will vest subject to BHP's TSR relative to the MSCI World index TSR (**World TSR**)

Vesting of either TSR component of the LTIP occurs on a sliding scale, as follows:

BHP's TSR performance	% of the LTIP Performance Rights that will vest
Below the 50th percentile	0%
Equal to the 50th percentile	25%
Between the 50th percentile and the weighted 80th percentile	Vesting will be on a sliding scale between 25% and 100%
Equal to, or exceeds, the 80th percentile	100%

If the TSR performance condition is not met, there is no retesting and awards will lapse.

Vesting of the LTIP Performance Rights is also subject to Mike's continued employment with BHP until the vesting date.

In addition, vesting of Mike's CDP Deferred Rights (5 Year) and LTIP Performance Rights are subject to a holistic review of performance at the end of the five-year performance periods, including a review of safety and sustainability performance, financial performance and corporate governance and conduct.

Invitation from the Chair Notice of Annual General Meeting Explanatory Notes Participating and Voting 13 Key terms Key term Description How the number of CDP The proposed number of CDP Deferred Rights and LTIP Performance Rights Deferred Rights and LTIP to be granted to Mike were calculated using the following formula: Performance Rights were – the maximum value of the grant (being US$1.655 million for the CDP Deferred calculated Rights (2 Year), US$1.655 million for the CDP Deferred Rights (5 Year) and US$3.940 million for the LTIP Performance Rights) multiplied by – the US$/A$ exchange rate (being the average exchange rate over the 12 months up to and including 30 June 2025, to convert the value of the grant into Australian dollars) divided by – the average daily closing price of BHP shares traded on the ASX over the 12 months up to and including 30 June 2025, and – rounded down to the nearest whole number of awards Vesting On vesting, each CDP Deferred Right and LTIP Performance Right entitles Mike to receive one share in BHP (unless the Board exercises its discretion to settle vested awards with a cash payment of equivalent value instead). Before vesting, the CDP Deferred Rights and LTIP Performance Rights do not carry entitlements to ordinary dividends or other shareholder rights. A dividend equivalent payment (DEP) is provided on vesting of CDP Deferred Rights and LTIP Performance Rights in either cash or additional shares. The DEP is calculated as the value of dividends that would have been received over the vesting period if Mike had held those shares in BHP from the first date of the vesting period. Where shares are provided to satisfy the DEP, the DEP amount is divided by the closing price of BHP shares on the date prior to vesting. The decision to vest awards is subject to the overriding discretion of the Board. The Board has an absolute discretion to determine that, notwithstanding satisfaction (or non-satisfaction) of the applicable service and/or performance conditions, the CDP Deferred Rights and LTIP Performance Rights may be adjusted upwards or downwards (including to zero) if appropriate, including to better reflect shareholder expectations, to take into account the total value of the award at the time of any vesting, or to account for personal or group performance or any other factor that the Board reasonably determines is appropriate to take into account. The Board also has an absolute discretion to determine that some or all of the rights may vest, not vest, lapse or be subject to a dealing restriction. Malus and clawback In order to prevent an executive obtaining an inappropriate benefit (including where the executive acts fraudulently or dishonestly, is in material breach of their obligations to BHP, or where vesting is not justified or supportable in the circumstances) the Board may determine some or all awards (including cash, CDP Deferred Rights and LTIP Performance Rights) lapse, are forfeited or clawed back. The Board may also suspend or delay vesting of CDP Deferred Rights and LTIP Performance Rights if an investigation is underway, and until the outcome of any investigation is known. BHP has a Malus and Clawback Policy that applies to all equity awards. Cessation of employment Upon the cessation of employment, unless the Board determines otherwise, the following treatment applies: – on resignation or termination for cause, all unvested CDP Deferred Rights and LTIP Performance Rights lapse; – where employment ends due to death, serious injury, disability, all unvested CDP Deferred Rights and LTIP Performance Rights vest; and – where employment ends for any other reason (i.e. where the participant is a ‘good leaver’) all unvested CDP Deferred Rights (2 Year) may remain on foot, and a pro-rated portion of unvested CDP Deferred Rights (5 Year) and LTIP Performance Rights will remain on foot and the remainder will lapse. Change of control On a change of control event as defined in BHP’s Incentive Plan Rules or on the divestment of a material business or subsidiary, the Board has discretion to determine the treatment of the CDP and LTIP awards.

14 BHP Notice of Meeting 2025 Explanatory Notes continued Other information Voting exclusion statement There is no cost payable by Mike and no loan BHP will disregard any votes cast: made by BHP to Mike in relation to the grant of the – in favour of Item 11 by or on behalf of Mike Henry, CDP Deferred Rights or LTIP Performance Rights or his associates, regardless of the capacity in or the allocation of shares on vesting. Mike is the which the vote is cast; or only Director (or associate of a Director) entitled to participate in the CDP and LTIP in the year ended – on Item 11 as a proxy by a person who is a 30 June 2025. member of BHP’s KMP on the date of the AGM or their closely related parties. Details of Mike’s current maximum total remuneration package are set out below. However, votes will not be disregarded if they More details of Mike’s remuneration are contained in are cast: the Remuneration Report, released in August 2025. – as proxy or attorney for a person entitled to vote Remuneration on Item 11 in accordance with a direction given to the proxy or attorney to vote on Item 11 in component Amount that way; Annual base salary US$1.970 million – by the Chair of the AGM as proxy for a person Pension contribution 10% of annual base salary entitled to vote on Item 11, in accordance with CDP – annual cash Maximum of 120% an express authorisation to exercise undirected of annual base salary proxies as the Chair of the AGM decides; or CDP – Deferred Rights Maximum of 120% – by a holder acting solely in a nominee, trustee, (2 Year) of annual base salary custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions CDP – Deferred Rights Maximum of 120% are met: (5 Year) of annual base salary – the beneficiary provides written confirmation to LTIP – Performance Rights Maximum of 200% the holder that the beneficiary is not excluded of annual base salary from voting, and is not an associate of a person BHP’s Incentive Plan Rules were adopted in excluded from voting, on Item 11; and – the holder votes on Item 11 in accordance with September 2023. A total of 156,296 CDP Deferred directions given by the beneficiary to the holder Rights were granted to Mike under the CDP (at no to vote in that way. cost) in 2023 and 2024 and a total of 252,972 LTIP Performance Rights were granted to Mike under the The Board, with Mike Henry abstaining, LTIP (at no cost) in 2023 and 2024. If shareholder approval is obtained, the CDP recommends shareholders vote in favour Deferred Rights and LTIP Performance Rights that of this Item. are the subject of this approval will be granted to Mike following the AGM and prior to 30 October By order of the Board 2028. If shareholder approval is not obtained, the Board will consider alternative arrangements to appropriately remunerate and incentivise Mike. Details of any securities issued under BHP’s Incentive Plan Rules will be published in BHP’s Remuneration Report, along with a statement that Stefanie Wilkinson approval for the issue was obtained under ASX Group General Counsel and Listing Rule 10.14. Any additional persons covered Group Company Secretary by ASX Listing Rule 10.14 who become entitled to participate in an issue of securities under BHP’s Incentive Plan Rules after the resolution in this Item is approved and who were not named in this Notice of Meeting will not participate until approval is obtained under that rule. For information on the CDP and LTIP refer to the Remuneration Report released in August 2025, available at bhp.com

Invitation from the Chair Notice of Annual General Meeting Explanatory Notes Participating and Voting 15 Participating and Voting This section provides information on participating and voting if you are a shareholder and hold your BHP Group Limited shares directly. If you are a shareholder and hold your BHP Group Limited shares directly, you can: Ask questions Before the meeting At the meeting Submit your questions by Attend the meeting in 5:00pm (Melbourne time) person at The Ritz-Carlton, Thursday 16 October 2025 650 Lonsdale Street, online at bhp.com/agm Melbourne, Victoria. Vote Before the meeting At the meeting Appoint a proxy by submitting Attend the meeting in person. your proxy form no later than If you have appointed a proxy, 10:00am (Melbourne time) corporate representative or on Tuesday 21 October 2025. attorney, they can vote on You can also appoint a corporate your behalf at the meeting. representative or attorney to vote You can vote using the on your behalf. online voting platform via your smartphone at the AGM. If you do not have a smartphone, other options will be available at the AGM. Watch In person Online Attend the meeting in person. Watch a live webcast of the AGM at bhp.com/agm At BHP, we aim to provide a healthy, safe and inclusive workplace, free from harassment and bullying. We want all of our people to be treated fairly, respectfully and with dignity. We ask shareholders and guests attending the AGM to be courteous and respectful to others. The Chair of the AGM reserves the right to ensure the meeting is conducted in this way. Security measures will be in place to ensure your safety. Bag searches will be in operation and any large or inappropriate items may be required to be stored in the cloakroom until the end of the event.

16 BHP Notice of Meeting 2025 Participating and Voting continued This section provides information on participating and voting if you are a shareholder and hold your BHP Group Limited shares directly. 1. Am I eligible to vote at the AGM? 4. How do I ask BHP questions In accordance with Regulation 7.11.37 of the before the AGM? Corporations Regulations 2001 (Cth), registered We encourage shareholders to ask questions or holders of shares in BHP at 7:00pm (Melbourne make comments in advance of the AGM online at time) on Tuesday 21 October 2025 are entitled bhp.com/agm by 5:00pm (Melbourne time) Thursday to attend and vote at the AGM as shareholders. 16 October 2025. The Chair of the AGM will seek Share transfers registered after that time will be to address the key themes raised by shareholders disregarded in determining entitlements to attend before the AGM. There may not be enough time during and vote at the AGM. the meeting to address all questions or comments. If more than one joint holder of shares is present Individual responses will not be sent to shareholders. at the AGM (personally or by proxy, attorney or representative) and tender a vote, only the vote 5. How do I ask BHP’s Auditor of the joint holder whose name appears first on the register will be counted. questions before the AGM? All Items of business set out in this Notice of Shareholders can submit written questions to BHP’s Meeting will be decided by way of a poll. On a poll, Auditor on the content of the Auditor’s Report or shareholders have one vote for every fully paid conduct of its audit of the annual financial report for the ordinary share held (subject to the restrictions on year ended 30 June 2025. Shareholders can submit voting set out in this Notice of Meeting). questions to BHP’s Auditor before the AGM online at bhp.com/agm by 5:00pm (Melbourne time) Thursday 2. How can I attend the 16 October 2025. BHP’s Auditor is not required to AGM in person or watch provide individual responses to shareholders. the AGM online? 6. How do I vote by proxy? To attend in person, you must register at the AGM. Appointing a proxy Registration desks will be open from 9:00am (Melbourne time). Please arrive at least 30 minutes Shareholders entitled to attend and vote at the before the meeting starts to allow time to register. meeting can appoint a proxy to attend and vote for them. The proxy does not need to be a shareholder The proxy form you receive with your Notice of and can be an individual or a body corporate. Meeting has a personalised barcode, which can be scanned to register at the AGM. Bring your Shareholders holding two or more shares can proxy form to the AGM to make the registration appoint either one or two proxies. If two proxies are process simpler. appointed, the appointing shareholder can specify the proportion or number of votes that each proxy You can watch a live webcast online as a guest at can exercise. If no proportion or number is specified, bhp.com/agm. You will not be able to ask questions each proxy can exercise half the shareholder’s votes. or vote online on the webcast facility. Shareholders who wish to indicate how their proxy 3. How do I ask questions at should vote should mark the appropriate boxes on the proxy form. If a proxy is not directed how the AGM? to vote on an Item of business, or if any resolution other than those specified in this Notice of Meeting Shareholders as a whole will have a reasonable is proposed at the AGM, the appointing shareholder opportunity to make comments and ask questions is authorising the proxy to vote as they decide, on the Items of business in this Notice of Meeting subject to any applicable voting exclusions. at the AGM and a reasonable opportunity to ask Shareholders who return their proxy forms with questions of BHP’s Auditor. To make a comment a direction on how to vote but do not nominate the or ask a question at the AGM, please follow the identity of their proxy will be taken to have appointed instructions provided to shareholders on the day. the Chair of the AGM as their proxy to vote on their There may not be enough time during the meeting behalf, including on Items related to the remuneration to address all comments and questions. of BHP’s KMP (see next page).

Invitation from the Chair Notice of Annual General Meeting Explanatory Notes Participating and Voting 17

Proxy voting on Items 10 and 11

BHP's KMP (which includes each of the Directors and executives named in BHP's 2025 Remuneration Report) and their closely related parties will not be able to vote as proxy on Items 10 and 11 unless you direct them how to vote (or if the Chair of the AGM is your proxy – refer to the next paragraph). If you appoint any of those people as your proxy, you should direct them how to vote on Items 10 and 11, otherwise they will not be able to cast a vote as your proxy on the relevant Item.

If you appoint the Chair of the AGM as your proxy, you can direct the Chair of the AGM how to vote. If you appoint the Chair of the AGM as your proxy, or the Chair of the AGM is appointed as your proxy by default, but you do not direct the Chair how to vote (by marking a box next to Item 10 and 11) by signing and submitting the proxy form, you expressly authorise the Chair of the AGM to vote as they decide in respect of the relevant Item, even though the Items are connected with the remuneration of BHP's KMP.

Proxy voting on a poll

All Items will be decided by poll. On a poll, any directed proxies that are not voted at the meeting will automatically default to the Chair of the AGM, who is required to vote proxies as directed.

For proxies without voting instructions that are exercisable by the Chair of the AGM, the Chair of the AGM intends to vote all available proxies in favour of Items 2 to 11.

7. How do I submit a proxy form?

To appoint a proxy, submit the proxy form no later than 10:00am (Melbourne time) on Tuesday 21 October 2025.

BHP encourages you to register your proxy instructions online ahead of the meeting, even if you are planning to attend in person. Proxy instructions can be lodged online via the Share Registry website at investorvote.com.au. Only registered BHP shareholders may access this facility.

Alternatively you may:

– hand deliver or post to BHP Share Registrar Computershare Investor Services Pty Limited – Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067. Postal address: GPO Box 782, Melbourne VIC 3001 Australia
– fax to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia)
– for Intermediary Online users only (custodians): submit at intermediaryonline.com

8. I am a representative of a corporate shareholder. How can I attend and vote?

A body corporate that is a shareholder or has been appointed as a proxy may appoint an individual to act as its representative at the AGM. The appointment must comply with the requirements of section 250D of the Corporations Act. The representative should bring evidence of their appointment to the AGM, including any authority that it was signed under, unless it has previously been given to BHP.

9. I have a power of attorney from a shareholder. How can I attend and vote?

A shareholder entitled to attend and vote may appoint an attorney to act on their behalf at the AGM. The attorney does not need to be a shareholder.

Attorneys must submit the instrument appointing the attorney and the authority that the instrument is signed under or a certified copy of the authority, in the same way and by the same time as outlined for proxy forms, unless it has previously been given to BHP.

10. If I hold shares through BHP Shareplus, how do I vote?

The Shareplus administrator will provide information on how to vote at the AGM. You must submit your vote by 10:00am (Melbourne time) Tuesday, 14 October 2025.

11. I am not a shareholder. How can I attend or watch the meeting?

Non-shareholders (who are not proxy holders, corporate representatives or attorneys) may be admitted to the AGM at the discretion of BHP as guests, and are requested to register by 10:00am (Melbourne time) on Tuesday 21 October 2025 by emailing their details to BHPAGMattendance@computershare.com.au

Non-shareholders may watch the live webcast online at bhp.com/agm. You will not be able to ask questions or vote online on the webcast facility.

18 BHP Notice of Meeting 2025

Participating and Voting continued

If you hold BHP shares traded on an international exchange

If you hold BHP shares traded on an international exchange, you can:

– **attend the meeting in person** if you pre-register as a guest. Please register by 5:00pm (Melbourne time) on Wednesday 22 October 2025 by emailing your details to BHPAGMattendance@computershare.com.au
– **watch the webcast online** as a guest at bhp.com/agm

To vote, follow the instructions below before the meeting.

United Kingdom

I hold UK depositary interests (through CREST)	Vote online at investorcentre.co.uk/eproxy or by submitting the Form of Instruction by 17 October 2025 at 12 noon (London time).
I hold UK depositary interests (through the Corporate Sponsored Nominee Facility)	Vote online at investorcentre.co.uk/eproxy or by submitting the Form of Direction by 16 October 2025 at 12 noon (London time).

South Africa

I hold shares in dematerialised form through STRATE	Provide your voting instruction to the Central Securities Depository Participant (CSDP) or broker (as applicable) in enough time to allow the CSDP or broker to advise the registrar. Contact your CSDP or broker for instructions and timing requirements for voting.

United States

I hold American Depositary Shares (ADSs)	Provide your Voting Instruction Form to the ADS Depositary, Citibank, N.A. by the deadline provided by the ADS Depositary. Citibank, N.A. can be contacted at 1-877-CITIADR or 1-877-248-4237 or for those outside of the United States at 1-781-575-4555 Monday to Friday, 8:30am to 6:00pm (New York City time). Contact the registered holder of your underlying shares, the custodian or broker or whoever administers the investment on your behalf to exercise applicable voting rights.

For more information about your shareholdings or how to participate in the meeting, contact BHP's registrar Computershare at investorcentre.com/contact or on 1300 656 780 (within Australia) or +61 3 9415 4020 (outside Australia).

More information

Location of the Annual General Meeting
The Ritz-Carlton
650 Lonsdale Street
Melbourne, Victoria


Flagstaff Gardens
Melbourne Central
Little Lonsdale St
Flagstaff
Spencer St
Princes Hwy
Lonsdale St
Little Bourke St
The Ritz-Carlton
Bourke St
Marvel Stadium
King St
Collins St
Flinders Ln
Southern Cross
DOCKLANDS

How to access information on BHP

You can access our Notice of Meeting at bhp.com, along with other publications that BHP produces.

You can make an election on how you would like to receive certain documents (including Annual Reports, Notices of Meeting and proxy/voting forms), including in physical or electronic form.

To tell us your preference, go to computershare.com/Investor/#Home and follow the prompts.

2025 Annual Reporting Suite


Annual Report 2025


Economic Contribution Report 2025


Modern Slavery Statement 2025


ESG Standards and Databook 2025

Read our reports at bhp.com

Cover photo Jansen potash project

BHP Group Limited
Registered in Australia
ABN 49 004 028 077

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 782 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 656 780
(outside Australia) +61 3 9415 4020
Facsimile (within Australia) 1800 783 447
Facsimile (outside Australia) +61 3 9473 2555

LODGEMENT OF YOUR PROXY FORM

To be valid, this proxy form must be received by 10:00am (Melbourne time) on Tuesday 21 October 2025.
Any proxy form (and any Power of Attorney under which it is signed) received after that time will not be valid for the scheduled Meeting.

How to complete this proxy form

If you are unable to attend the Annual General Meeting to be held at the Ritz-Carlton, 650 Lonsdale Street, Melbourne, Victoria on Thursday 23 October 2025 at 10:00am (Melbourne time), you are encouraged to appoint a person or body corporate who will attend as your proxy and exercise your right to vote your shares. If you appoint a body corporate as your proxy, the body corporate should appoint a person as its representative at the Annual General Meeting in accordance with section 250D of the Corporations Act 2001. If your named proxy attends the Meeting but does not vote on a poll on a resolution in accordance with your directions, the Chair of the Meeting will become your proxy in respect of that resolution.

Appointment of a second proxy

A shareholder entitled to cast two or more votes may appoint up to two proxies (whether shareholders or not) to attend the Meeting and vote. A separate proxy form should be used for each proxy appointment.

Directing your proxy how to vote

If you wish to direct your proxy how to vote (or to abstain from voting) on any resolution, place a mark ("X") in the "For", "Against" or "Abstain" box for each resolution. If you mark more than one box on a resolution, your vote on that resolution will be invalid. If you mark the "Abstain" box for a particular resolution, you are directing your proxy not to vote on your behalf and your votes will not be counted in computing the required majority.

IMPORTANT NOTE:
The key management personnel ('KMP') of BHP Group Limited (which includes each of the Directors) and their closely related parties will not be able to vote as your proxy on Items 10 and 11 unless you tell them how to vote or, if the Chair of the Meeting is your proxy, you expressly authorise them to vote on Items 10 and 11 even though they are connected with the remuneration of the KMP. If you intend to appoint a member of the KMP as your proxy, you can direct them to vote for or against or to abstain from voting on Items 10 and 11 by marking the appropriate boxes on the proxy form.

Signing Instructions

You must sign this proxy form as follows in the spaces provided:
Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder's attorney.
Joint holding: Where the holding is in more than one name, all of the shareholders should sign.
Power of Attorney: To sign under Power of Attorney, you must have already lodged the Power of Attorney with the Share Registrar for notation. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this proxy form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this proxy form must be signed by that person. If the company (in accordance with section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can sign alone. Otherwise this proxy form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.
If a representative of a company shareholder or a company proxy is to attend the Meeting the appropriate "Appointment of Corporate Representative Form" should be given to the Share Registrar prior to the Meeting (unless it has previously been given to the Share Registrar). This form may be obtained from the Share Registrar.

Lodging your proxy form electronically

Go to *bhp.com* or *investorvote.com.au* then follow the instructions. You can also go directly to *investorvote.com.au* by scanning the QR Code below with your smartphone. To access these services you will require the Control Number, Securityholder Reference Number (SRN) or Holder Identification Number (HIN), and postcode associated with your shareholding.

Attending meeting after proxy appointment

A proxy is not revoked by the appointing shareholder attending and taking part in the meeting, unless the appointing shareholder votes at the meeting on the resolution for which the proxy is proposed to be used.

Any questions?

If you have any questions on how to complete this proxy form, please call: 1300 656 780 (within Australia), +61 3 9415 4020 (outside Australia).

Documents may be lodged:

VIA THE INTERNET
bhp.com/agm or
investorvote.com.au
(refer to Lodging your proxy form electronically above)
Control Number: 135005

BY SMARTPHONE
Scan QR Code

BY MAIL OR FAX
Share Registrar
Computershare Investor Services Pty Limited
GPO Box 782
Melbourne Victoria 3001 Australia
Within Australia 1800 783 447
Outside Australia +61 3 9473 2555

IN PERSON
Share Registrar
Computershare Investor Services Pty Limited, Yarra Falls,
452 Johnston Street, Abbotsford
Melbourne Victoria 3067 Australia

BHP

BHP Registered Shareholder Name and Address: SRN/HIN: ~...I    . Appointment of Proxy LWe bei~ amemberis of BHP Group lini1Bd all! entitled ID attend all! vole hen!by appoid. the Chair of the Meeli1”4J I I Write hera the name of the person (or body corporate) you are (ma!X box with an ‘X’) OR 1     appomtmg 1f th1s person Is someone other than the Cha1r of D . . the Meeting. or failing attendance at the Meeting of the person or body corporate named above, or if no pe110n is named, the Chair of the Meeting, to act generally at the Meeting on my/our behalf and ID vote in accordance with the directions on this proxy form or, if no directions have been given and to the extent permitted by law, as he or she seas fit, at the Annual General Meeting of BHP Group Limited to be held at the Ritz-Carlton, 650 Lonsdale Street, Melbourne, Victoria on Thursday 23 October 2025 at 1o:ooam (Melbourne time) and at any adjournment or postponement thereof. IMPORTANT NOTE: The Chair of the Maating intends to vote available proxies in accordance with the Board’s recommendation. If the Chair of the Meeting is your proxy (or becomes your proxy by defauH), by signing and returning ltlis form you axpressly authorise the Chair of the Meeting to exercise your proxy on Items 10 and 11 8V9111hough those Items are connected with ltle remuneration of a member of key management personnel. If you appoint ltle Chair of the Meeting as your proxy, you can direct the Chair to vote for or against or abstain from voting on Hems 10 and 11 by marking the appropriate box below. Please Note: If the Chair of the Meeting is appointed as your proxy (or becomes your proxy by default), the Chair of the Meeting intends to vote available proxies in the manner set out beside each resolution. This reflects the Board’s recommendation. Voting directions to your proxy Please mark [RJ (within the box) to indicate your directions ~9); .,.,. (cdo Resolutions proposed by the Board For 2 To re-elect Xiaoqun Clever-Steg as a Director of BHP Group Limited D D D For 3 To re-elect Gary Goldberg as a Director of BHP Group Limited D D D For 4 To re-elect Michelle Hinchliffe as a Director of BHP Group Limited D D D For 5 To re-elect Don Lindsay as a Director of BHP Group Limited D D D For 6 To re-elect Ross McEwan as a Director of BHP Group Limited D D D For 7 To re-elect Christine O’Reilly as a Director of BHP Group Limited D D D For 8 To re-elect Catherine Tanna as a Director of BHP Group Limited D D D For 9 To re-elect Dion Weisler as a Director of BHP Group Limited D D D For 10 Adoption of the Remuneration Report D D D For 11 Approval of equity grants to the Chief Executive Officer D D D PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented. Individual or Shareholder 1 Shareholder 2 Shareholder 3 Individual/Sole Director and Sole Company Secretary Director/Company Secretary Director I I Contact Name Contact Daytime Telephone Date In addition to signing the proxy form In the above box(es) please provide the Information above In case we need to contact you . + BHP 3 1 7 3 9 0 A •

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: 16 September	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary